UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech's Drone as a Service Closes 26th Acquisition of an Ohio-based Land Surveying Company Licensed in Four States
99.2	ZenaTech’s ZenaDrone Begins Testing Phase for Interceptor P-1 Counter-UAS Drone Platform
99.3	ZenaTech's DaaS Oil and Gas Business Enters a Strengthened Market with Higher Oil Prices and More Than US$500 Billion in Expected Canadian Energy Investment Over the Next Decade
99.4	ZenaTech Files Early Warning Report Pursuant to National Instrument 61-103
99.5

ZenaTech Files Five Patents for ZenaDrone’s Acoustic Drone Solution for Wildfire Suppression, Positioning for Government, Emergency Management and Commercial Opportunities in Aerial Firefighting Expected to Grow to a $2.8 Billion Market by 2033

99.6	ZenaTech Closes 27th Drone as a Service Acquisition Expanding into Idaho, Strengthening Drone-Based Surveying and Civil Engineering Services for Government and Construction Customers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer